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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                  SCHEDULE 13-d

                               HOST FUNDING, INC.
                            (NAME OF SUBJECT COMPANY)

                             CLASS "A" COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                            CUSIP NUMBER: 441072-10-5

                        HOTEL INTERNATIONAL ADVISORS, LLC
                             C/O MICHAEL S. MCNULTY
                     6116 N. CENTRAL EXPRESSWAY, SUITE 1313
                               DALLAS, TEXAS 75206

                                  JUNE 30, 2000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Check the following box if a fee is being paid with the statement [   ]. (A fee
is not required only if reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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                               CUSIP NO. 1-14280
                                        ---------


1.    Names of reporting persons:  Hotel International Advisors, LLC
                                 -------------------------------------

      I.R.S. Identification Nos. of above persons (entities only):    75-2841953
                                                                      ----------

2.    Check the appropriate box if a member of a group:    (a)
                                                              ---------------
                                                           (b)      X
                                                              ---------------

3.    SEC use only:

4.    Source of funds:     WC/OO
                      ---------------

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
                         -------------

6.    Citizenship or place of organization:       Delaware
                                           ----------------------

Number of shares beneficially owned by each reporting person with:

      7.       Sole voting power                          1,000,000
                                                  ---------------------------
      8.       Shared voting power
                                                  ---------------------------
      9.       Sole dispositive power
                                                  ---------------------------
      10.      Shared dispositive power
                                                  ---------------------------

11.   Aggregate amount beneficially owned by each reporting person. 1,000,000
                                                                    ---------
      shares of Class A common share.
      -----------------------------------------------------------------------

12.   Check if the aggregate amount in Row (11) excludes certain shares.  32.2%
                                                                         -------

13.   Percent of class represented by amount in Row (11).
                                                         --------------------

14.   Type of reporting person(s).  OO  Limited Liability Company.
                                  ----------------------------------

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ITEM 1.  SECURITY AND ISSUER

Class A Common Stock of Host Funding Inc.
Class A Preferred Stock of Host Funding Inc.
                      President                 C. Evans ("Pat") Patterson
                      c/o MacKenzie Patterson, Inc. ("MPI")
                      1640 School Street, Suite 100
                      Moraga, CA 94556

ITEM 2.  REPORTING ENTITIES

A.       Hotel International Advisors, LLC
B.       6116 North Central Expressway
         Suite 1313
         Dallas, TX 75206

C.       Investment in hotels, mortgages, and hotel management in Mexico
D.       Not Applicable
E.       Not Applicable
F.       U.S.A.

                  A list of LLC members is attached at Exhibit "A."
                  Except for the managing member, Michael S. McNulty, the other members own interest between 51% and 100% in the aggregate in 38 Mexican corporations, which in turn own hotels, containing approximately 6,800 rooms.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         The individuals listed on Exhibit "A," except for Michael McNulty, contributed $1,500,000 in cash, prorata, and shares in four Mexican corporations as listed on Exhibit "B" to the reporting entity. The $1,500,000 was utilized to purchase the Class "A" preferred shares from MPI and the shares in the Mexican corporations were transferred to Host Funding, Inc. in exchange for 1,000,000 Class "A" common shares. These transactions were consummated on June 30, 2000.



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

                                        HIA
      CLASS "A" COMMON
        DATE 12/21/99
        JUNE 30, 2000                1,000,000 (P)
                                   -------------
                                     1,000,000
                                     =========


        VOTING CONTROL                                        A CLASS                  TOTAL
       CLASS "A" COMMON                 1,000,000              32.2%                   32.2%
                                          -------               ----                   -----
                                        1,000,000               N/A                    32.2%


         (P) = Property Exchange
         (N) = Note


         Mr. McNulty has no direct or indirect interest in the shares owned by HIA.

ITEM 4.  PURPOSE OF TRANSACTION

         Purchaser intends to make significant investment in Issuer through this acquisition and other acquisitions. The goal is to increase value of Issuer through growth in cash flows.

                  (a) This will include (i) open market purchases of Class "A" common stock and (ii) purchase of additional shares in private transactions. Reporting entity is negotiating with MPI to purchase the Class "A" Preferred Stock at $3.00 a share.

                  (b)      Not Applicable.

                  (c)      Not Applicable.

                  (d) With submission of annual proxy statement reporting entity has requested the board of directors to nominate a different slate of directors which will take office on the date of the annual shareholders meeting. At the filing John G. Rebensdorf, the Issuers corporate counsel replaces Robert Dixon on the Board.

                  (e)      Not Applicable.

                  (f)      Not Applicable.

                  (g)      Not Applicable.

                  (h)      Not Applicable.


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                  (i)      Not Applicable.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         Pursuant to the Form 10K filed April 14, 2000, there are 1,719,700 Class "A" Shares outstanding plus 500,000 of Class A Preferred Stock. The reporting entities owns 46.5% of all shares entitled to vote, 36.7% of the Class "A" Common Shares and 100% of the Class "A" Preferred Stock.


ITEM 6.  CONTRACTS ARRANGEMENTS ETC.

         Not Applicable.

ITEM 7.  EXHIBITS

         Exhibit A- Ownership
         Exhibit B - Hotel Information



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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 15, 2000                              /s/ Michael S. McNulty
----------------------------------         -------------------------------------
  Date                                     Michael S. McNulty, Managing Member
                                           For Hotel International Advisors, LLC